As filed with the Securities and Exchange Commission on January 7, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

PINNACLE SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

California	94-3003809
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
280 North Bernardo Ave.
Mountain View, California
(650) 626-1600
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Arthur D. Chadwick
Vice President, Finance and Administration
Pinnacle Systems, Inc.
280 North Bernardo Avenue
Mountain View, California 94043
(650) 526-1600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Chris F. Fennell, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒
        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(2)	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, no par value	1,127,768 shares	$13.98	$15,766,196.64	$1,450.49

(1)
Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low prices of our common stock on January 2, 2003.

(2)	Includes Preferred Share Purchase Rights, which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS NAMED HEREIN MAY NOT SELL THE SECURITIES OFFERED HEREBY UNTIL THE REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED AND IS DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING SHAREHOLDERS ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (SUBJECT TO COMPLETION)

Dated January 7, 2003

PINNACLE SYSTEMS, INC.

1,127,768 Shares

COMMON STOCK

These shares may be offered and sold from time to time by certain shareholders of Pinnacle Systems, Inc., a California corporation (“we,” “us,” “our”) identified in this prospectus under the heading of “Selling Shareholders.” The Selling Shareholders acquired the shares in connection with the acquisition by Pinnacle Systems GmbH, or Pinnacle GmbH, of all of the outstanding stock of Steinberg Media Technologies AG, or Steinberg, pursuant to the Share Purchase and Transfer Agreement dated December 18, 2002 by and among us, Pinnacle GmbH and the Steinberg shareholders (the “Share Purchase and Transfer Agreement”).

The Selling Shareholders will receive all of the net proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any of the proceeds from the sale of the shares.

YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

Our common stock is traded on the Nasdaq National Market under the symbol “PCLE.” On January 2, 2003, the last sale price of a share of our common stock was $14.25.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            , 2003.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

In this prospectus, “we,” “us,” and “our” refer to Pinnacle Systems, Inc. and its subsidiaries.

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WHERE TO FIND ADDITIONAL INFORMATION ABOUT US

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, referred to as the SEC. You may read and copy any document we file at the SEC’s public reference facilities in Room 1034, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and at http://www.pinnaclesys.com.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information and potentially other information in this prospectus. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the 1934 Act, until the Selling Shareholders sell all the shares. The documents we incorporate by reference are:

(1) Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, filed with the Commission on November 14, 2002 pursuant to Section 13 of the 1934 Act;

(2) Our Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed with the Commission on September 27, 2002 pursuant to Section 13 of the 1934 Act;

(3) The description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on September 9, 1994; and

(4) The description of our Preferred Share Purchase Rights contained in our Registration Statement on Form 8-A as filed with the Commission on December 19, 1996, as amended May 19, 1998.

You may request a copy of these filings, at no cost, by written or oral request to the following address: Chief Financial Officer, Pinnacle Systems, Inc., 280 North Bernardo Avenue, Mountain View, California 94043; telephone number (650) 526-1600.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

You should rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

FORWARD LOOKING INFORMATION

This prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act”, and Section 21E of the 1934 Act. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms such as “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning are considered to contain uncertainty and are forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below. Reference is made in particular to the discussion set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 and our Annual Report on Form 10-K for the fiscal year ended June 30, 2002, each of which are incorporated herein by reference. In connection with forward-looking statements that appear in these disclosures, prospective purchasers of the common stock offered hereby should also carefully consider the factors set forth in this prospectus under “Risk Factors.”

PROSPECTUS SUMMARY

PINNACLE SYSTEMS, INC.

You should read the following summary together with the more detailed information appearing elsewhere in this prospectus, especially “Risk Factors”, and the audited consolidated financial statements and notes thereto contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed September 27, 2002, and in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, filed November 14, 2002, both of which are incorporated herein by reference.

We are a supplier of video authoring, storage, distribution and streaming solutions for broadcasters, professionals and consumers. Our products are used in the home, in the studio and on the air to create, store, and distribute video content for television programs, television commercials, pay-per-view, sports videos, corporate communications and personal home movies.

We were incorporated in California in 1986. We maintain our executive offices at 280 North Bernardo Avenue, Mountain View, California 94043, and our telephone number is (650) 526-1600. We maintain a Web site at http://www.pinnaclesys.com. Information contained on our Web site does not constitute part of, nor is it incorporated by reference into, this prospectus.

RISK FACTORS

FACTORS THAT COULD AFFECT FUTURE RESULTS

There are various factors that may cause our future net revenues and operating results to fluctuate. As a result, quarter-to-quarter variations could result in a substantial decrease in our stock price if our net revenues and operating results are below analysts’ expectations.

Our net revenues and operating results have varied significantly in the past and may continue to fluctuate because of a number of factors, many of which are outside our control. These factors include:

•
Adverse changes in general economic conditions in any of the countries in which we do business, including the recent slow-down affecting North America, Europe, Asia Pacific and potentially other geographic areas

•	The continuing adverse economic impact of the recent national tragedy on September 11, 2001
•	Increased competition and pricing pressure
•	The timing of significant orders from and shipments to major customers, including OEM’s and our large broadcast accounts
•	The timing and market acceptance of new products and upgrades
•	The timing of customer acceptance on large system sales
•	Our success in developing, marketing and shipping new products
•	Our dependence on the distribution channels through which our products are sold
•	The accuracy of our and our resellers’ forecasts of end-user demand
•	The accuracy of inventory forecasts
•	Our ability to obtain sufficient supplies from our subcontractors on a timely basis
•	The timing and level of consumer product returns
•	Foreign currency fluctuations
•	Delays and costs associated with the integration of acquired operations
•	The introduction of new products by major competitors
•	Intellectual property infringement claims (by or against us)

We also experience significant fluctuations in orders and sales due to seasonal fluctuations, the timing of major trade shows and the sale of consumer products in anticipation of the holiday season. Sales usually slow down during the summer months of July and August, especially in Europe. Also, we attend a number of annual trade shows, which can influence the order pattern of products, including CEBIT in March, the NAB convention in April and the IBC convention in September.

Our operating expense levels are based, in part, on our expectations of future revenue. Such future revenue levels are difficult to forecast. Any shortfall in our quarterly net sales would have a disproportionate, negative impact on our quarterly net income. The resulting quarter-to-quarter variations in our revenues and operating results could create uncertainty about the direction or progress of our business, which could cause our stock price to decline.

Due to these factors, our future net revenues and operating results are not predictable with any significant degree of accuracy. As a result, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance.

Deteriorating market conditions and continued economic uncertainty could materially adversely impact our revenues and growth rate.

As a result of recent unfavorable economic conditions and reduced capital spending, individuals and companies have delayed or reduced expenditures, as we experienced during the fourth quarter of fiscal 2001 and the first quarter of fiscal 2002. Although our sales increased in the first quarter of fiscal 2003 from the first, second, third and fourth quarters of fiscal 2002, our revenue growth and profitability depend primarily on the overall demand for our products. If demand for these products decreases due to ongoing economic uncertainty, this may result in decreased revenues, earnings levels or growth rates. If United States or international economic conditions worsen, demand for our products may weaken, and our business, operating results, financial condition and stock price may be materially adversely affected as a result.

Our revenues, particularly in the Broadcast and Professional Division, are becoming increasingly dependent on large broadcast system sales to a few significant customers. Our business and financial condition may be materially adversely affected if sales are delayed or not completed within a given quarter or if any of our significant broadcast customers terminate their relationship or contracts with us, modify their requirements, which may delay installation and revenue recognition, or significantly reduce the amount of business they do with us.

We expect sales of large broadcast systems to a few significant customers to continue to constitute a material portion of our net revenues. Our quarterly and annual revenues could fluctuate significantly if:

•	Sales to one or more of our significant customers are delayed or are not completed within a given quarter
•	The contract terms preclude us from recognizing revenue during that quarter
•	We are unable to provide any of our major customers with products in a timely manner and on competitive pricing terms
•	Any of our major customers experience competitive, operational or financial difficulties
•	Any of our major customers terminate their relationship with us or significantly reduce the amount of business they do with us
•	Any of our major customers reduce their capital investments in our products in response to slowing economic growth

If we are unable to complete anticipated transactions within a given quarter, our revenues may fall below the expectations of market analysts, and our stock price could decline.

We incurred losses in fiscal 2001, fiscal 2002 and the first quarter of fiscal 2003, and may generate losses in the remainder fiscal 2003.

In fiscal 2001 and fiscal 2002, we recorded net losses of approximately $60.5 million and $40.1 million, respectively. In the first quarter of fiscal 2003, we recorded net losses of approximately $17.9 million, including acquisition-related amortization charges and the cumulative effect of a change in accounting principles related to goodwill. If current economic conditions remain unfavorable or decline further, if our revenues grow at a slower rate than in the past or decline, or if our expenses increase without a commensurate increase in our revenues, we may incur net losses, and our results of operations and the price of our common stock may decline as a result.

If we experience difficulty in the ongoing development and installation of our Vortex News systems, our financial position and results of operations could be harmed.

        In April 2000, we acquired all of the outstanding stock of Montage. The Montage product line includes Vortex News, a networked news solution for broadcasters. Since the Montage acquisition, we have invested significant resources and capital to further develop the Vortex News products, and to integrate those products into our existing products. We have received orders for our Vortex News products from key customers and have proceeded with the initial installations. We have successfully completed installation of the first few of those systems, but the systems are complex and are configured for each customer’s needs. If we experience difficulty in installing future Vortex News systems or in adapting these systems to our customers’ needs, or if our customers are dissatisfied with the functionality or performance of our Vortex News systems once they are installed, these systems may not obtain broad market acceptance or contribute meaningfully to our revenues or profitability. In addition, if we do not successfully install, market and sell these systems, we will consume significant resources without obtaining commensurate revenues, and our financial position and results of operations will be harmed.

Our goodwill and other intangible assets may become impaired, rendering their carrying amounts unrecoverable, and, as a result, we may be required to record a substantial impairment charge that would adversely affect our financial position.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which we adopted on July 1, 2002. In connection with our adoption of SFAS No. 142, we recorded a goodwill impairment charge of $19.3 million in the first quarter of fiscal 2003. As of September 30, 2002, we had approximately $52.5 million of net goodwill and other intangible assets, after recording the $19.3 million goodwill impairment charge.

In accordance with SFAS No. 142, we will evaluate, on an annual basis or whenever significant events or changes occur in our business, whether our goodwill has been impaired. The recent general economic slowdown has adversely affected demand for our products, increasing the likelihood that our goodwill and other intangible assets will become impaired. If we determine that our goodwill has been impaired, we will recognize an impairment charge that could be significant and could have a material adverse effect on our financial position and results of operations.

Our stock price may be volatile.

The trading price of our common stock has in the past, and could in the future, fluctuate significantly. These fluctuations have been, or could be, in response to numerous factors, including:

•	Quarterly variations in our results of operations
•	Announcements of technological innovations or new products by us, our customers or our competitors
•	Changes in securities analysts’ recommendations
•	Announcements of acquisitions
•	Changes in earnings estimates made by independent analysts
•	General stock market fluctuations

Our revenues and results of operations for any given quarter or year may be below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of our common stock. In July 2000, we announced that financial results for the fourth quarter of fiscal 2000, which ended June 30, 2000, would be lower than the then current analyst consensus estimates regarding our quarterly results. In the day following this announcement, our share price lost more than 59% of its value. Our shares continue to trade in a price range significantly lower than the range held by our shares before this announcement.

With the advent of the Internet, new avenues have been created for the dissemination of information. We do not have control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in our best interest or in the interest of our shareholders. This, in addition to other forms of investment information, including newsletters and research publications, could result in a sharp decline in the market price of our common stock.

In addition, stock markets have from time to time experienced extreme price and volume fluctuations. The market prices for high technology companies have been particularly affected by these market fluctuations and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of our common stock.

In the past, following periods of volatility in the market price of a company’s stock, securities class action litigation has been brought against the issuing company. In July 2000, a lawsuit entitled Jiminez v. Pinnacle Systems, Inc. et al., No. 00-CV-2596 was filed in the United States District Court for the Northern District of California against us and certain of our officers and directors. Additional actions based on the same allegations were filed in the same Court. In October 2000, all of the actions were consolidated under the name In re Pinnacle Systems, Inc. Securities Litigation, Master File No. C-00-2596-MMC, and lead plaintiffs and lead counsel were appointed. The consolidated action is a putative class action alleging that defendants violated the federal securities laws by making false and misleading statements concerning our business during a putative class period of April 18, 2000 through July 10, 2000. Plaintiffs seek unspecified damages. After dismissal of several prior complaints on defendants’ motions, on March 22, 2002 plaintiffs filed a third consolidated amended complaint. On November 18, 2002, the Court issued an order dismissing the case with prejudice. As of the date of the registration statement of which this prospectus is a part, we have not received any notice of appeal from plaintiffs.

It is possible that additional similar litigation could be brought against us in the future. The securities class action lawsuit described above and any similar litigation that may be brought against us could result in substantial costs and would likely divert management’s attention and resources from the day-to-day operations of our business. Any adverse determination in such litigation could also subject us to significant liabilities.

If we do not compete effectively against other companies in our target markets, our business and results of operations will be harmed.

We compete in the broadcast, professional, business, and consumer video production markets. Each of these markets is highly competitive and diverse, and the technologies for our products can change rapidly. The competitive nature of these markets results in pricing pressure and drives the need to incorporate product upgrades and accelerate the release of new products. New products are introduced frequently and existing products are continually enhanced. We anticipate increased competition in each of the broadcast, professional, business, and consumer video production markets, particularly since the industry continues to undergo a period of rapid technological change and consolidation. Competition for our broadcast, professional, business, and consumer video products is generally based on:

•	Product performance
•	Breadth of product line
•	Quality of service and support
•	Market presence and brand awareness
•	Price
•	Ability of competitors to develop new, higher performance, lower cost consumer video products

Certain competitors in the broadcast, professional, business, and consumer video markets have larger financial, technical, marketing, sales and customer support resources, greater name recognition and larger installed customer bases than we do. In addition, some competitors have established relationships with current and potential customers of ours, and offer a wide variety of video equipment that can be bundled in certain large system sales.

Our principal competitors in the broadcast and professional markets include:

Accom, Inc.
Avid Technology
Chyron Corporation
Leitch Technology Corporation
Matsushita Electric Industrial Co. Ltd.
Quantel Ltd. (a division of Carlton Communications Plc)
SeaChange Corporation
Sony Corporation
Thomson Multimedia

Our principal competitors in the business and consumer markets are:

Adobe Systems, Inc.
Apple Computer
Avid Technology, Inc.
Dazzle Multimedia (a division of SCM Microsystems, Inc.)
Hauppauge Digital, Inc.
Matrox Electronics Systems, Ltd.
Media 100, Inc.
Roxio, Inc.
Sony Corporation

These lists are not all-inclusive.

Increased competition in the broadcast, professional, business, or consumer markets could result in price reductions, reduced margins and loss of market share. If we cannot compete effectively in these markets by offering products that are comparable in functionality, ease of use and price to those of our competitors, our revenues will decrease and our operating results will be adversely affected.

Because we sell products internationally, we are subject to additional risks.

Sales of our products outside of North America represented approximately 48.8% of net sales in the quarter ended September 30, 2002 and approximately 44.1% of net sales in the quarter ended September 30, 2001. Sales of our products outside of North America represented approximately 51.0% of net sales in the year ended June 30, 2002 and approximately 57.9% of net sales in the year ended June 30, 2001. We expect that international sales will continue to represent a significant portion of our net sales. We make foreign currency denominated sales in many, primarily European, countries. This exposes us to risks associated with currency exchange fluctuations. We expect that in fiscal 2003 and beyond, a majority of our European sales will continue to be denominated in local foreign currency, including the Euro. We have developed natural hedges for some of this risk since most of the European operating expenses are also denominated in local currency. However, where we sell our products in local currencies, we may be competitively unable to change our prices to reflect exchange rate fluctuations.

As of September 30, 2002, our cash and cash equivalents balance was approximately $92.1 million, with approximately $47.4 million located in the U.S. and approximately $44.7 million located at international locations. Our cash balance from international operations included various foreign currencies, primarily the Euro, but also included the British Pound and Japanese Yen. Our operational structure is such that fluctuations in foreign exchange rates can impact and cause fluctuations in our cash balances.

In addition to foreign currency risks, our international sales and operations may also be subject to the following risks:

•	Unexpected changes in regulatory requirements
•	Export license requirements
•	Restrictions on the export of critical technology
•	Political instability
•	Trade restrictions
•	Changes in tariffs
•	Difficulties in staffing and managing international operations
•	Potential insolvency of international dealers and difficulty in collecting accounts

We are also subject to the risks of changing economic conditions in other countries around the world. These risks may harm our future international sales and, consequently, our business.

If our products do not keep pace with the technological developments in the rapidly changing video production industry, our business may be materially adversely affected.

The video production industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products obsolete or unmarketable. Our future growth will depend, in part, upon our ability to introduce new features and increased functionality for our existing products, improve the performance of existing products, respond to our competitors’ new product offerings and adapt to new industry standards and requirements. Delays in the introduction or shipment of new or enhanced products, our inability to timely develop and introduce such new products, the failure of such products to gain significant market acceptance or problems associated with new product transitions could materially harm our business, particularly on a quarterly basis.

We are critically dependent on the successful introduction, market acceptance, manufacture and sale of new products that offer our customers additional features and enhanced performance at competitive prices. Once a new product is developed, we must rapidly commence volume production. This process requires accurate forecasting of customer requirements and attainment of acceptable manufacturing costs. The introduction of new or enhanced products also requires us to manage the transition from older, displaced products to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. In addition, as is typical with any new product introduction, quality and reliability problems may arise. Any such problems could result in reduced bookings, manufacturing rework costs, delays in collecting accounts receivable, additional service warranty costs and limited market acceptance of the product.

Quarter-end discounting, resulting from customers delaying negotiations until quarter-end in an effort to improve their ability to obtain more favorable pricing terms, may delay sales transactions and cause our quarterly revenues to fall below analysts’ expectations.

Our sales were relatively linear throughout fiscal 2002 and the first quarter of fiscal 2003. However, an increase in large systems sales or an expansion of our distribution channels could require us to recognize a substantial portion of our revenues in the last month or weeks of a given quarter. If certain sales cannot be closed during those last weeks, sales may be deferred until the following quarter. This may cause our quarterly revenues to fall below analysts’ expectations.

We are dependent on contract manufacturers and single or limited source suppliers for our components. If these manufacturers and suppliers do not meet our demand, either in volume or quality, our business and financial condition could be materially harmed.

We rely on subcontractors to manufacture our professional and consumer products and the major subassemblies of our broadcast products. We and our manufacturing subcontractors are dependent upon single or limited source suppliers for a number of components and parts used in our products, including certain key integrated circuits. Our strategy to rely on subcontractors and single or limited source suppliers involves a number of significant risks, including:

•	Loss of control over the manufacturing process
•	Potential absence of adequate manufacturing capacity
•	Potential delays in lead times
•	Unavailability of certain process technologies
•	Reduced control over delivery schedules, manufacturing yields, quality and cost
•	Unexpected increases in component costs

As a result of these risks, the financial stability of, and our continuing relationships with, our subcontractors and single or limited source suppliers are important to our success. If any significant subcontractor or single or limited source supplier becomes unable or unwilling to continue to manufacture these subassemblies or provide critical components in required volumes, we will have to identify and qualify acceptable replacements or redesign our products with different components. Additional sources may not be available and product redesign may not be feasible on a timely basis. This could materially harm our business. Any extended interruption in the supply of or increase in the cost of the products, subassemblies or components manufactured by third party subcontractors or suppliers could materially harm our business.

We must retain key employees to remain competitive.

If certain of our key employees leave or are no longer able to perform services for us, this could materially and adversely affect our business. We believe that the efforts and abilities of our senior management and key technical personnel are very important to our continued success. As a result, our success is dependent upon our ability to attract and retain qualified technical and managerial personnel. We may not be able to retain our key technical and managerial employees or attract, assimilate and retain such other highly qualified technical and managerial personnel as are required in the future.

Also, employees may leave our employ and subsequently compete against us, or contractors may perform services for competitors of ours. If we are unable to retain key personnel, our business could be materially harmed.

Any failure to successfully integrate the businesses we have acquired or which we acquire in the future could have an adverse effect on our business or results of operations.

Over the past three years, we have acquired a number of businesses and technologies and expect to continue to make acquisitions as part of our growth strategy. In October 2002, we acquired all of the outstanding stock of VOB Computersysteme GmbH, based in Dortmund, Germany. In October 2001, we acquired the business and substantially all of the assets, and assumed certain liabilities, of FAST Multimedia Holdings Inc. and FAST Multimedia AG, based in Munich, Germany. In December 2000, we acquired DVD authoring technology from Minerva. In June 2000, we acquired Avid Sports, Inc. and Propel. In April 2000, we acquired Montage. In March 2000, we acquired DES and Puffin. In August 1999, we acquired the Video Communications Division of HP. In March 1999, we acquired Truevision, Inc. We may in the near or long-term pursue additional acquisitions of complementary businesses, products or technologies. Integrating acquired operations is a complex, time-consuming and potentially expensive process. All acquisitions involve risks that could materially and adversely affect our business and operating results. These risks include:

•	Distracting management from the day-to-day operations of our business
•	Costs, delays and inefficiencies associated with integrating acquired operations, products and personnel
•	Difficulty in realizing the potential financial or strategic benefits of the transaction
•	Difficulty in maintaining uniform standards, controls, procedures and policies
•	Possible impairment of relationships with employees and customers as a result of the integration of new businesses and management personnel
•	Potentially dilutive issuances of our equity securities
•	Incurring debt and amortization expenses related to goodwill and other intangible assets

We may be adversely affected if we are subject to, or initiate, intellectual property litigation.

There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to us, to protect our trade secrets, trademarks and other intellectual property rights owned by us, or to defend us against claimed infringement. We are also exposed to litigation arising from disputes in the ordinary course of business. This litigation may:

•	Divert management’s attention away from the operation of our business
•	Result in the loss of our proprietary rights
•	Subject us to significant liabilities
•	Force us to seek licenses from third parties
•	Prevent us from manufacturing or selling products

Any of these results could materially harm our business.

In the course of business, we have in the past received communications asserting that our products infringe patents or other intellectual property rights of third parties. We investigated the factual basis of such communications and negotiated licenses where appropriate. It is likely that, in the course of our business, we will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of our products, or relating to current or future technologies, we may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

We may be unable to protect our proprietary information and procedures effectively.

We must protect our proprietary technology and operate without infringing the intellectual property rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect our proprietary technology. In addition, we generally enter into confidentiality and nondisclosure agreements with our employees and OEM customers and limit access to, and distribution of, our proprietary technology. These steps may not adequately protect our proprietary information nor give us any competitive advantage. Others may independently develop substantially equivalent intellectual property (or otherwise gain access to our trade secrets or intellectual property), or disclose such intellectual property or trade secrets. Additionally, policing the unauthorized use of our proprietary technology is costly and time-consuming, and software piracy can be expected to be a persistent problem. If we are unable to protect our intellectual property, our business could be materially harmed.

We rely on dealers, VARs and OEMs to market, sell and distribute many of our products. In turn, we depend heavily on the success of these resellers. If these resellers are not successful in selling our products or if we are not successful in opening up new distribution channels, our financial performance will be negatively affected.

A significant portion of our sales are sourced, developed and closed through dealers, VARs and OEMs. We believe that these resellers have a substantial influence on customer purchase decisions, especially purchase decisions by large enterprise customers. These resellers may not effectively promote or market our products or may experience financial difficulties or even close operations. In addition, our dealers and retailers are not contractually obligated to sell our products. Therefore, they may, at any time, refuse to promote or distribute our products. Also, since many of our distribution arrangements are non-exclusive, our resellers may carry our competitors’ products and could discontinue our products in favor of our competitors’ products.

Also, since these distribution channels exist between us and the actual market, we may not be able to accurately gauge current demand for products and anticipate demand for newly introduced products. For example, dealers may place large initial orders for a new product based on their forecasted demand which may or may not materialize.

With respect to consumer products offerings, we have expanded our distribution network to include several consumer channels, including large distributors of products to computer software and hardware retailers, which in turn sell products to end users. We also sell our consumer products directly to certain retailers. Our consumer product distribution network exposes us to the following risks, some of which are out of our control:

•
We are obligated to provide price protection to our retailers and distributors and, while the agreements limit the conditions under which product can be returned to us, we may be faced with product returns or price protection obligations

•	These distributors or retailers may not continue to stock and sell our consumer products
•	Retailers and distributors often carry competing products

As a result of these risks, we could experience unforeseen variability in our revenues and operating results.

Excess or obsolete inventory, and overdue or uncollectible accounts receivables, could weaken our cash flow, harm our financial condition and results of operations and cause our stock price to fall.

The downturn in the global economy contributed to a reduced demand for some of our products earlier in fiscal 2002. If the economy experiences a “double dip” recession or if our industry experiences a decline during fiscal 2003 or beyond, we may experience increased exposure to excess and obsolete inventories and higher overdue and uncollectible accounts receivables. If we fail to properly manage these inventory and accounts receivables risks, our cash flow may be weakened, and our financial position and results of operations could be harmed as a result. This, in turn, may cause our stock price to fall.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the Selling Shareholders. All proceeds from the sale of our common stock will go to the Selling Shareholder who offers and sells his shares.

SELLING SHAREHOLDERS

The following table sets forth information with respect to the number of shares of common stock beneficially owned by the Selling Shareholders named below both prior to this offering and assuming the sale of all shares offered hereby. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public resale of the shares, and the Selling Shareholders may offer the shares for resale from time to time.

The shares being offered by the Selling Shareholders were acquired pursuant to the Share Purchase and Transfer Agreement. The shares were issued pursuant to an exemption from the registration requirements of the Securities Act. Neither of the Selling Shareholders owns more than 1% of our total outstanding common stock.

The shares offered by this prospectus may be offered from time to time by the Selling Shareholders named below:

	Ownership Prior to Offering			Ownership After Offering(2)
Name of Selling Shareholder	Number of Shares Beneficially Owned Prior to the Offering(1)		Number of Shares Being Offered	Number of Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent
Manfred Rürup	563,884	*%	563,884	—	—%
Karl Steinberg	563,884	*%	563,884	—	—%

*	Less than 1% of our total outstanding stock as of January 2, 2003.
(1)	Based on 62,323,855 shares of common stock outstanding as of January 2, 2003, excluding treasury stock.
(2)
Assumes the sale of all of the shares of common stock offered by each of the Selling Shareholders. This Registration Statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of our outstanding common stock.

Pursuant to the terms of the Registration Rights Agreement dated January 2, 2003 by and among us and each of Manfred Rürup and Karl Steinberg (the “Rights Agreement”), we undertook to register, on a registration statement of which this prospectus is a part, all of the shares to be issued to the Selling Shareholders. The Rights Agreement also includes certain indemnification and contribution arrangements between us and the Selling Shareholders.

PLAN OF DISTRIBUTION

The shares may be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions (which may involve block transactions) on the Nasdaq National Market, or any exchange on which our common stock may then be listed, in the over-the-counter market or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may sell the shares as agent or may purchase such shares as principal and resell them for their own account pursuant to this prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the shares, for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

The aggregate proceeds to the Selling Shareholders from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents’ commissions if any, and other expenses of issuance and distribution not borne by us. The Selling Shareholders and any dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

To the extent required, the specific shares of common stock to be sold, the name of the Selling Shareholders, purchase price, public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement.

We have agreed to bear certain expenses of registration of the shares under the federal and state securities laws and of any offering and sale hereunder, not including certain expenses, such as commissions, underwriting discounts and fees of dealers or agents attributable to the sale of the shares, and fees and expenses of the Selling Shareholders’ counsel and any other advisors attributable to the sale of the shares.

The Rights Agreement provides that we will indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act. The Selling Shareholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

We may suspend the use of this prospectus for a period of time not exceeding thirty (30) days if our Board of Directors in its good faith judgment deems it advisable to suspend the use of the prospectus for a discrete period of time due to pending material developments with respect to us that have not yet been publicly disclosed and as to which the Board of Directors determines in good faith that public disclosure would be materially prejudicial to us. We may not exercise this delay right more than twice in any 12-month period. We may also suspend the use of this prospectus upon the occurrence of any of the following: (i) any request by the Securities and Exchange Commission or any other federal or state governmental authority for amendments or supplements to a registration statement or related prospectus; (ii) the issuance by the Securities and Exchange Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the registration statement; or (iii) the receipt by us of any notification with respect to the suspension of the qualification or exemption from qualification of any of the shares for sale in any jurisdiction. We are required to use our commercially reasonable efforts to cause the registration statement of which this prospectus is a part to become and remain effective (subject to the delay rights described above) until the earliest to occur of (i) the date on which all shares included within the registration statement of which this prospectus is a part have been sold; (ii) the date on which holders of the shares included within the registration statement of which this prospectus is a part are able to sell such shares immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; or (iii) the first anniversary of the date of the issuance of the shares included within the registration statement of which this prospectus is a part.

Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

There can be no assurance that the Selling Shareholders will sell any or all of the shares of our common stock offered by them hereunder.

EXPERTS

Our consolidated financial statements and schedule as of June 30, 2002 and 2001 and for each of the years in the three-year period ended June 30, 2002 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and Nasdaq National Market listing fee.

Amount to be Paid
SEC registration fee	$1,450.49

Nasdaq National market listing fee	$2,000.00
Printing expenses	$10,000.00
Legal fees and expenses	$25,000.00
Accounting fees and expenses	$10,000.00
Miscellaneous	$549.51

Total	$49,000.00

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Section 204(a) of the California General Corporation Law, our Articles of Incorporation eliminate a director’s personal liability for monetary damages to us and our shareholders arising from a breach or alleged breach of the director’s fiduciary duty, except for liability arising under Sections 310 and 316 of the California General Corporation Law or liability for (i) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of us or our shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director’s duty to us or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to us or our shareholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our shareholders, (vi) interested transactions between the corporation and a director in which a director has a material financial interest, and (vii) liability for improper distributions, loans or guarantees. This provision does not eliminate the directors’ duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under California law.

Sections 204(a) and 317 of the California General Corporation Law authorize a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act. Our Articles of Incorporation and Bylaws contain provisions covering indemnification to the maximum extent permitted by the California General Corporation Law of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers employees or agents, including proceedings under the Securities Act or the Securities Exchange Act of 1934. We have entered into Indemnification Agreements with our directors and executive officers.

The Rights Agreement provides that we will indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

ITEM 16.    EXHIBITS

Exhibit No.	Description

2.3	Share Purchase and Transfer Agreement dated December 18, 2002 by and among Pinnacle Systems, Inc., Pinnacle Systems GmbH and the Shareholders of Steinberg Media Technologies AG.

4.9	Registration Rights Agreement dated January 2, 2003 by and between Pinnacle Systems, Inc. and each of Manfred Rürup and Karl Steinberg.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

23.1	Consent of independent auditors.

23.2	Consent of Counsel (included in Exhibit 5.1).

24.1	Power of Attorney (included in the signature page to this Registration Statement).

ITEM 17.    UNDERTAKINGS

We hereby undertake:

1.    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a)    To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)    To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(c)    To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in the Registration Statement.

2.    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned hereby undertakes that, for the purpose of determining any liability under the Securities Act each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the 1934 Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this Registration Statement No. 333-             to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 6th day of January 2003.

PINNACLE SYSTEMS, INC.

By:	/s/ J. Kim Fennell
J. Kim Fennell President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each such person whose signature appears below constitutes and appoints, jointly and severally, J. Kim Fennell and Arthur D. Chadwick his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3 (including post-effective amendments), to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 426(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutions, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement No. 333-             has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ J. Kim Fennell J. Kim Fennell	President, Chief Executive Officer and Director (Principal Executive Officer)	January 6, 2003

/s/ Arthur D. Chadwick Arthur D. Chadwick	Vice President, Finance and Administration, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	January 6, 2003

/s/ Mark L. Sanders Mark L. Sanders	Chairman of the Board of Directors	January 6, 2003

/s/ Ajay Chopra Ajay Chopra	President, Broadcast and Professional Solutions Division, and Director	January 6, 2003

/s/ Charles J. Vaughan Charles J. Vaughan	Director	January 6, 2003

/s/ John C. Lewis John C. Lewis	Director	January 6, 2003

/s/ L. Gregory Ballard L. Gregory Ballard	Director	January 6, 2003

/s/ L. William Krause L. William Krause	Director	January 6, 2003

EXHIBIT INDEX

Exhibit No.	Description

2.3	Share Purchase and Transfer Agreement dated December 18, 2002 by and among Pinnacle Systems, Inc., Pinnacle Systems GmbH and each of the Shareholders of Steinberg Media Technologies AG.

4.9	Registration Rights Agreement dated January 2, 2003 by and between Pinnacle Systems, Inc. and each of Manfred Rürup and Karl Steinberg.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

23.1	Consent of independent auditors.

23.2	Consent of Counsel (included in Exhibit 5.1).

24.1	Power of Attorney (included in the signature page to this Registration Statement).